Exhibit 2

10 December 2007

Westpac achieves advanced accreditation under Basel II

Westpac has today been informed by the Reserve Bank of New Zealand that it has received advanced accreditation under the new Basel Capital Accord (also known as ‘Basel II’).

In determining its regulatory capital position, Westpac is now permitted to use the most advanced internal-ratings based (IRB) approach for assessing credit risk and the advanced management approach (AMA) for operational risk.

Westpac New Zealand Chief Executive Officer Brad Cooper said: “Accreditation for Basel II is an important milestone for Westpac and will bring a number of benefits.”

“Accreditation is a major endorsement of the quality of Westpac’s risk management processes. It will also mean the regulatory capital applied to our activities will better reflect risk and economic value.

“Importantly, the application of Basel II demonstrates Westpac is well capitalised with the net impact of the change expected to see an increase in Westpac’s capital ratios,” Mr Cooper said.

“In volatile times for financial service providers, this advanced accreditation across both operational and credit risk sends a clear and compelling message about the strength of our underlying processes. We will continue to work closely with the Reserve Bank to ensure ongoing progress in fully embedding the Basel II regime.

“Westpac has been serving New Zealanders for over 140 years and our commitment to this international capital accord reflects our commitment to build on that legacy.”

Ends.

For Further Information

Craig Dowling

Media Relations

Westpac New Zealand

Ph: 09 367 3647 or 021 222 4792